Exhibit 99.1

FOR IMMEDIATE RELEASE

GOLDMINING TRIPLES GOLD EQUIVALENT INFERRED RESOURCE ESTIMATE TO 1.45 MILLION OUNCES AT LA MINA PROJECT WITH LA GARRUCHA DISCOVERY

●	La Garrucha deposit adds approx. 1.0 million oz AuEq in the Inferred category and 0.2 million oz AuEq in the Indicated category (see Table 1)

●	Updated Mineral Resource estimate inclusive of La Garrucha positions La Mina with 1.15 million oz AuEq Indicated and 1.45 million oz AuEq Inferred resources

DESIGNATED NEWS RELEASE

Vancouver, British Columbia – January 23, 2023 – GoldMining Inc. (the "Company" or "GoldMining") (TSX: GOLD; NYSE American: GLDG) is pleased to announce an updated Mineral Resource estimate ("MRE") on its 100% owned La Mina Project located in the Middle Cauca Porphyry Belt, Antioquia, Colombia. The MRE includes a maiden resource estimate on the La Garrucha deposit which incorporates drilling completed by the Company in 2022.

Highlights:

La Garrucha – New Discovery

●	Indicated Mineral Resources of 0.20 million ounces (Moz) gold equivalent (AuEq) at 0.84 g/t AuEq (7.4 million tonnes (Mt) grading 0.65 g/t gold, 3.14 g/t silver and 0.11% copper) (see Table 1); and
●	Inferred Mineral Resources of 1.02 Moz AuEq at 0.72 g/t AuEq (44.1 Mt grading 0.55 g/t gold, 2.46 g/t silver and 0.10% copper) (see Table 1).

La Mina – Combined MRE

●

Indicated Mineral Resources of 1.15 Moz AuEq at 1.06 g/t AuEq, an increase of 16% in ounces and decrease in grade of 3% from 2022 (33.8 Mt grading 0.73 g/t gold, 2.08 g/t silver and 0.21% copper) (see Table 1); and

●

Inferred Mineral Resources of 1.45 Moz AuEq at 0.80 g/t AuEq an increase of 215% in ounces and decrease in grade of 24% from 2022 (56.2 Mt grading 0.58 g/t gold, 2.32 g/t silver and 0.14% copper) (see Table 1).

Alastair Still, CEO of GoldMining, commented, “We are extremely pleased that the Company’s first exploration drilling program at La Mina has identified a significant discovery at the La Garrucha deposit that has added over 1,000,000 gold equivalent ounces of estimated Inferred Resources and 200,000 gold equivalent ounces of estimated Indicated Resources to an already robust Mineral Resource estimate on our La Mina project. This exciting discovery has exceeded our expectations and builds upon the positive economics set out in our 2022 Preliminary Economic Assessment, which was based on the prior resource estimate for the project, exclusive of La Garrucha. Throughout, our team has maintained high standards of sustainable exploration and demonstrated our commitment to safety, effective stakeholder engagement and environmental stewardship.

With all-inclusive direct drilling costs by the Company at La Garrucha of under US$1.2 million for our recent program, this discovery was made at a very efficient cost per ounce of estimated resource and exemplifies our strategy and progress of unlocking value from our portfolio of gold and gold-copper assets while maintaining a peer-leading balance sheet.”

Tim Smith, Vice President Exploration of GoldMining, commented, “The updated Mineral Resource estimate at La Garrucha represents an unqualified success for the Company in applying its strategy of identifying the best value accretion opportunities within our diverse portfolio of gold and gold-copper resource assets located throughout the Americas. From inception to execution, the drill program was expertly managed by our team in Colombia and the results demonstrate both the quality and further potential for additional discovery within the La Mina porphyry gold-copper mineral system. On the strength of this updated Mineral Resource estimate, the Company now looks forward to updating the La Mina Preliminary Economic Assessment (PEA) which we expect to complete on or around mid-2023.”

La Mina Updated Resource Metrics:

●

Indicated Mineral Resource tonnage has increased by 19.5% from the prior estimate, while metal content for gold, silver and copper has increased by 19.7%, 40.7% and 5.9%, respectively compared to the prior resource estimate (see Table 2);

●

Inferred Mineral Resource tonnage has increased 312.5%, while metal content for gold, silver and copper has increased by 265.6%, 442.5%, and 111.0%, respectively compared to the prior resource estimate (see Table 2);

●

The MRE has been updated with metal prices of US$1,700/oz gold, US$21/oz silver, and US$3.50/lb copper, compared to the prior estimate which used metal prices of US$1,600/oz gold, US$21/oz silver, and US$3.25/lb copper;

●

The MRE utilizes pit shells to constrain resources at the La Cantera, La Garrucha and Middle Zone deposits using a 0.30 g/t Au cut-off grade, compared to the prior estimate which used 0.25 g/t Au cut-off grade;

●	Metallurgical work has been conducted for the La Garrucha deposit by ALS in Kamloops, British Columbia from a 100 kg bulk sample collected from drill core;

●

The total La Mina Project area comprises a database of 111 drill holes totaling 40,179 metres with 102 drillholes and 37,256 metres drilled within the three deposits at La Cantera, La Garrucha and Middle Zone; and

●	For the first time, the MRE at La Mina incorporates the La Garrucha deposit which is located within 1 kilometre to the east of the prior mineral resources. Refer to Figure 1.

Table 1: La Mina Project Mineral Resource Estimate1-6 (effective date: December 20, 2022).

Deposit			Grade				Contained Metal
	Cut-off	Tonnes	Gold	Silver	Copper	Gold Eq	Gold	Silver	Copper	Gold Eq
	Au (g/t)	(Mt)	(g/t)	(g/t)	(%)	(g/t)	(Moz)	(Moz)	(Mlbs)	(Moz)
Indicated Resources
La Cantera	0.30	17.61	0.86	2.03	0.31	1.32	0.49	1.15	120.46	0.75
La Garrucha	0.30	7.36	0.65	3.14	0.11	0.84	0.15	0.74	17.76	0.20
Middle Zone	0.30	8.80	0.54	1.28	0.11	0.71	0.15	0.36	21.19	0.20
Total Indicated		33.77	0.73	2.08	0.21	1.06	0.79	2.25	159.41	1.15
Inferred Resources
La Cantera	0.30	11.18	0.71	1.85	0.30	1.15	0.26	0.66	72.71	0.41
La Garrucha	0.30	44.11	0.55	2.46	0.10	0.72	0.78	3.49	96.85	1.02
Middle Zone	0.30	0.95	0.47	1.15	0.09	0.61	0.01	0.04	1.87	0.02
Total Inferred		56.23	0.58	2.32	0.14	0.80	1.05	4.19	171.43	1.45

Notes:

1.	The Mineral Resource for La Mina is an in-pit constrained resource calculated using a Whittle-Pit algorithm with “reasonable prospects of eventual economic extraction” using the following assumptions:
●	Metal prices of US$1,700/oz Au, US$21/oz Ag and US$3.50/lb Cu;
●	Royalty of 6% NSR, inclusive of government royalties;
●	Pit slopes are 50 degrees; and
●	Mining, processing and G&A costs were used to calculate cut-off of 0.30 g/t Au.
2.	Metallurgical recoveries are: 82% for Au, 84% for Cu, and 30% for Ag.
3.	Gold-equivalent grades were calculated using the following formula: AuEq = Au (g/t) + [Cu(%) x {Cu Price/Au Price} x 22.0462 x 31.1035] + [Ag (g/t) x {Ag Price/Au Price}].
4.	Mineral resources are classified as Indicated Resources and Inferred Resources and are based on the 2014 CIM Definition Standards on Mineral Resources and Mineral Reserves.
5.

Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resources will be converted to Mineral Reserves. The estimate of mineral resources may be materially affected by environmental permitting, legal, title, taxation, sociopolitical, marketing or other relevant issues.

6.	Numbers may not add due to rounding.

Table 2: Prior Mineral Resource Estimate1-9.

Deposit			Grade				Contained Metal
	Cut-off	Tonnes	Gold	Silver	Copper	Gold Eq	Gold	Silver	Copper	Gold Eq
	Au (g/t)	(Mt)	(g/t)	(g/t)	(%)	(g/t)	(Moz)	(Moz)	(Mlbs)	(Moz)
Indicated Resources
La Cantera	0.25	18.02	0.86	2.05	0.32	1.33	0.50	1.19	125.59	0.77
Middle Zone	0.25	10.22	0.50	1.26	0.11	0.67	0.16	0.41	24.94	0.22
Total Indicated		28.25	0.73	1.76	0.24	1.09	0.66	1.60	150.53	0.99
Inferred Resources
La Cantera	0.25	12.03	0.69	1.84	0.29	1.12	0.27	0.71	78.19	0.44
Middle Zone	0.25	1.60	0.39	1.17	0.09	0.53	0.02	0.06	3.06	0.03
Total Inferred		13.63	0.65	1.76	0.27	1.05	0.29	0.77	81.25	0.46

Notes:

1.	This prior estimate has been replaced and superseded in its entirety by the updated current Mineral Resource estimate disclosed herein.
2.	The prior estimate was set out in the NI 43-101 technical report of the Company with an effective date of January 12, 2022.
3.	The Mineral Resource for La Mina is an in-pit constrained resource calculated using a Whittle-Pit algorithm with "reasonable prospects of eventual economic extraction" using the following assumptions:
●	Metal prices of US$1,600/oz Au, US$21/oz Ag and US$3.25/lb Cu;
●	Royalty of 2% NSR;
●	Pit slopes are 50 degrees;
●	Mining, processing and G&A costs were used to calculate cut-off of 0.25 g/t Au.
4.	Metallurgical recoveries are: 90% for Au, 90% for Cu, and 30% for Ag.
5.

Gold-equivalent grades were calculated using the following formula: AuEq = Au (g/t) + [Cu(%)} x {%Recoverable Cu / %Recoverable Au} x {Cu Price/Au Price} x 22.0462 x 31.1035] + [Ag (g/t) x {Ag Price/Au Price}].

6.	The qualified person of the above estimate is Scott Wilson, C.P.G., SME.
7.	Mineral resources are classified as Indicated Resources and Inferred Resources and are based on the 2014 CIM Definition Standards.
8.

Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resources will be converted to Mineral Reserves.

9.	Numbers may not add due to rounding.

The La Mina property consists of two concession contracts and two concession contract applications covering 3,210 hectares located in the Department of Antioquia, Republic of Colombia, some 51 km SW of Medellin. The MRE for La Mina incorporates the La Cantera, La Garrucha and Middle Zone porphyry deposits located within 1 km of each other.

Figure 1 - Property Map for La Mina Project

From late March to mid-August 2022, GoldMining completed a diamond core drilling program comprising five drill holes for 3,485 m at the La Garrucha deposit, a porphyry mineral system which measures over 400 m in strike length by 300 m in width and to at least 775 m below surface where it remains open. Gold and copper mineralization in the La Garrucha porphyry intrusive complex is accompanied by strong potassic alteration, characterized by secondary potassium feldspar and biotite, disseminated and vein magnetite, quartz stockwork veining and both vein-hosted and disseminated sulphides that include pyrite, chalcopyrite and lesser bornite. Lithological, alteration and structural logging of both the new core and re-logging of historic core was completed to compile a three-dimensional geological model.

The MRE disclosed herein for the La Mina Project was prepared by Scott Wilson, C.P.G., of Resource Development Associates Inc. and has an effective date of December 20, 2022. The MRE updates and replaces the prior MRE of the Company contained in its technical report titled, "NI 43-101 Technical Report and Preliminary Economic Assessment: GoldMining Inc., La Mina Project, Antioquia, Republic of Colombia” dated effective January 12, 2022.

GoldMining will file a technical report for the MRE updates at La Mina in due course.

Qualified Persons

Scott E. Wilson, CPG is an independent consultant acting as the Qualified Person, as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and has reviewed and approved the MRE summarized in this news release. Mr. Wilson is independent of the Company under NI 43-101. Mr. Wilson has verified the data underlying the information disclosed herein, including sampling, analytical and test data by reviewing the results and procedures undertaken for quality assurance and quality control in a manner consistent with industry practice, and all matters were consistent and accurate according to his professional judgement. There were no limitations on the verification process.

Paulo Pereira, P. Geo., President of GoldMining, has supervised the preparation of this news release and has reviewed and approved the scientific and technical information contained herein. Each of Messrs. Wilson and Pereira are Qualified Persons as defined in NI 43-101.

About GoldMining Inc.

The Company is a public mineral exploration company focused on the acquisition and development of gold assets in the Americas. Through its disciplined acquisition strategy, the Company now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, U.S.A., Brazil, Colombia and Peru. The Company also owns more than 21 million shares of Gold Royalty Corp. (NYSE American: GROY).

For additional information, please contact:

GoldMining Inc.
Alastair Still, CEO
Telephone: (855) 630-1001

Email: info@goldmining.com

Notice to Readers

Disclosure regarding Mineral Resource estimates included herein have been prepared by the Company in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by issuer of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the United States Securities and Exchange Commission ("SEC") generally applicable to U.S. companies subject to the SEC's disclosure requirements. For example, the terms "Indicated Mineral Resource" and "Inferred Mineral Resource" are defined in NI 43-101 by reference to the guidelines set out in the CIM Definition Standards on Mineral Resources and Mineral Reserves. Shareholders resident in the United States are cautioned that while terms are substantially similar to "indicated mineral resources" and "inferred mineral resources" as defined by the SEC, there are differences in the definitions and standards under applicable SEC Rules and NI 43-101. Accordingly, there is no assurance any mineral resources that the Company may report as "Indicated Mineral Resources" and "Inferred Mineral Resources" under NI 43-101 will be the same as the reserve or resource estimates prepared under rules applicable to United States domestic issuers. Investors are cautioned not to assume that any part or all of mineral resources will ever be converted into reserves. Pursuant to CIM Definition Standards, “Inferred mineral resources” are that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Such geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. However, it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Forward-looking Statements

This document contains certain forward-looking statements that reflect the current views and/or expectations of GoldMining with respect to its business plans and strategies, expectations regarding the La Mina Project and its potential and the expected timing of future PEAs. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the markets in which GoldMining operates. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including: the inherent risks involved in the exploration and development of mineral properties, proposed studies may not confirm GoldMining's expectations for its projects, fluctuating metal prices, unanticipated costs and expenses, risks related to government and environmental regulation, social, permitting and licensing matters, and uncertainties relating to the availability and costs of financing needed in the future. These risks, as well as others, including those set forth in GoldMiningꞌs Annual Information Form for the year ended November 30, 2021, and other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward-looking information, will prove to be accurate. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable securities law.